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FOR IMMEDIATE RELEASE

CORPORATE RELEASE

                 UNDERWRITERS EXERCISE GREENSHOE OPTION ON STATS
                        1.75% CONVERTIBLE NOTES DUE 2007

SINGAPORE, MARCH 20, 2002 - ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider today announced that, in connection with its offering of 1.75% Convertible Notes due 2007 that closed on March 18, 2002, the underwriters have fully exercised the over-allotment option and will purchase an additional US$25 million notes at the issue price of 100% of the principal amount of the notes. Including the over-allotment option, a total of US$200 million principal amount of 1.75% Convertible Notes due 2007 will be issued in this offering. Settlement of the notes issued under the over-allotment option is expected to be March 25, 2002 in New York.

This press release is not an offer of securities for sale in the United States, in Singapore or elsewhere. Securities may not be sold in the United States unless they are registered or are exempt from registration. STATS does not intend to register any portion of this offering in the United States, in Singapore or elsewhere or to conduct a public offering in the United States or in Singapore except pursuant to an exemption under Division 5A of Part IV of the Companies Act, Chapter 50 of Singapore.

It may be unlawful to distribute this press release in certain jurisdictions. This press release is not for distribution in Canada, Japan or Australia. The information in this press release does not constitute an offer of securities for sale in Canada, Japan or Australia.


ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan. STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks
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and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated February 28, 2002. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


SINGAPORE CONTACTS:

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
Elaine Ang                                                    Khor Hwee Eng
Manager, Investor Relations / Corporate Communications        Senior Marcom Executive
Tel: (65) 6824 1738, Fax: (65) 6822 8887                      Tel: (65) 6824 1291, Fax: (65) 6822 7831
email: angelaine@stats.st.com.sg                              email: khorhweeeng@stats.st.com.sg
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US CONTACTS:
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
Drew Davies                                                   Lisa Lavin
Director, Investor Relations                                  Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652                      Tel: (208) 672 6112, Fax: (208) 672 6132
email: daviesd@statsus.com                                    email: lavinl@statsus.com
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